FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

October 4, 2006

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,192,736
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)	(226,800)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	45,965,936

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				4,107,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		4,107,500
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			3,973,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,973,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			173,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			173,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of September 2006

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	October 4, 2006

BY FACSIMILE  (416) 947 4547

ORIGINAL TO FOLLOW BY MAIL

October 4, 2006

The Toronto Stock Exchange

Attention:  Listed Issuer Services

2 First Canadian Place

Toronto, ON M5X 1J2

Dear Sirs:

Re:  Southwestern Resources Corp. (SWG-T)

Pursuant to The Exchange s Policy regarding Normal Course Issuer Bids, we are pleased to report the following transactions:

Dates of purchases	# of shares purchased	Average price paid $	Status of shares
September 5, 2006	24,200	$10.384	To be cancelled
September 6, 2006	33,800	$10.438	To be cancelled
September 7, 2006	18,000	$10.065	To be cancelled
September 12, 2006	3,000	$9.00	To be cancelled
September 13, 2006	3,600	$9.00	To be cancelled
September 14, 2006	3,000	$8.92	To be cancelled
September 18, 2006	12,500	$9.00	To be cancelled
September 19, 2006	13,300	$8.80	To be cancelled
September 20, 2006	13,600	$8.866	To be cancelled
September 21, 2006	10,100	$8.719	To be cancelled
September 22, 2006	21,000	$8.759	To be cancelled
September 25, 2006	16,000	$8.539	To be cancelled
September 26, 2006	3,000	$8.68	To be cancelled
September 27, 2006	3,200	$8.896	To be cancelled
September 28, 2006	10,500	$8.985	To be cancelled
September 29, 2006	5,100	$8.880	To be cancelled
Total shares purchased during September 2006	226,800

Southwestern has purchased, to date, a total of 249,500 under the current plan (which commenced August 31, 2006).

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SOUTHWESTERN RESOURCES CORP.

Thomas W. Beattie

Vice President, Corporate Affairs

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN’S SUBSIDIARY ZINCORE METALS INC. FILES PRELIMINARY PROSPECTUS FOR INITIAL PUBLIC OFFERING

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S., and does not constitute an offer of the securities described herein in the U.S., and the securities may not be offered or sold in the U.S. absent registration under the U.S. Securities Act of 1933 or an exemption from such registration.

September 11, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or “the Company”) announces that its wholly owned subsidiary Zincore Metals Inc. (“Zincore”) has filed a preliminary prospectus to undertake an initial public offering (“IPO”). The prospectus has been filed in Ontario, British Columbia, Alberta, and Manitoba.

Zincore was formed in September 2005. In early 2006, Southwestern’s 100%-owned zinc assets in Peru were transferred to Zincore. These assets include the 30-kilometre long Accha-Yanque zinc oxide property in southern Peru, the Minascassa zinc-copper property, located 400 kilometres southeast of Lima, Peru, and the Sayani lead-zinc property, 25 kilometres southeast of Minascassa.

“Creating a pure zinc company will unlock the inherent value in Southwestern’s zinc assets,” said Southwestern’s President and CEO, John Paterson. “The capital Zincore raises through its IPO will enable its management team to advance the exploration and development of its assets, with a focus on the Accha-Yanque property. Southwestern will remain the largest shareholder following the IPO, which will provide an opportunity for Southwestern shareholders to participate in the new company’s growth and value creation.”

Funds raised through the IPO will be directed toward Zincore’s exploration, drilling, and pre-feasibility study as well as property maintenance, general and administrative costs, and general working capital to fund ongoing operations.

Zincore’s strategy is to become a leading low-cost zinc producer with the immediate objective of advancing its Accha-Yanque property to a development decision. The company has existing exploration opportunities on its other properties and intends to pursue new zinc opportunities in Peru, China and elsewhere around the world.

A syndicate has been formed to arrange the IPO on an underwritten basis, led by Canaccord Capital Corporation and including Raymond James Ltd. and Octagon Capital Corporation.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of June 2006, the Company had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in Zincore's preliminary prospectus and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN AND PEŇOLES ENTER INTO LETTER AGREEMENT

ON SOUTHWESTERN’S SAMI PROJECT, PERU

September 13, 2006

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or “the Company”) has signed a letter agreement with Minera Peñoles de Peru S.A. (“Peñoles”), a subsidiary of Servicios Industriales Peñoles S.A. de C.V., on Southwestern’s 100%-owned Sami gold project in southern Peru. The Sami alteration zones constitute one of the largest alteration systems in the western Tertiary Volcanic Belt of southern Peru that is host to a number of producing and past producing gold and gold silver deposits. Southwestern applied for and was granted five blocks of exploration concessions at Sami in early 2006 totaling approximately 56,200 hectares.

Under the terms of the agreement, Peñoles can earn a 50% interest in the project by incurring exploration expenditures of US$1 million over a three-year period, including a firm commitment of $250,000 in exploration expenditures and 1,500 metres of drilling in the first year. Once Peñoles has earned a 50% interest, a 50/50 joint venture will be formed to further evaluate the project, with Peñoles the operator of the joint venture. Peñoles will have a one-time option to earn a further 1% by funding 100% of a pre-feasibility study, and an additional one-time option to earn a further 9% by funding 100% of a bankable feasibility study. A formal agreement between the parties is expected to be completed by September 30, 2006.

The Sami project area is underlain by several extensive epithermal-type alteration zones with associated anomalous gold and silver values. The largest of these zones has been identified on the Sami I to V concessions, where hydrothermal breccias and intense vuggy silica and alunite alteration is developed over a three-kilometre by 500 to 1,000 metre area.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru. At the end of June 2006, the Company had working capital of $52.3 million, total assets of more than $100 million, and no long-term debt. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information please contact:

Meghan Brown, Manager Investor Relations

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com